Exhibit 99.1

NEWS RELEASE

Tesco to Begin Deployment
of the Retalix 10 Store Suite

Tesco to realize enhanced business agility, increased flexibility and reduced TCO

NEW YORK— Jan. 16, 2012— Retalix® Ltd. (NasdaqGS: RTLX) announced today that Tesco Plc. (LSE: TSCO) will commence the deployment of its next generation store platform following a successful initial pilot of the Retalix 10 Store Suite software. Tesco, the third largest grocery retailer in the world, has been a Retalix business partner since 1995, and is operating a range of Retalix store solutions across more than 4,000 stores in 11 countries.

"We are delighted with our choice of the Retalix 10 store suite which we plan to implement in all of our stores worldwide," said Mike McNamara, chief information officer of Tesco Plc. "Retalix 10 will form the foundation of our store technology.  Its extensible, service oriented architecture allows us to add new features and services for our customers at speed."

McNamara added, "Continuous innovation, operational efficiency and a relentless focus on the customer have helped Tesco become one of the world's largest and most successful retailers. Retalix is one of a very small number of technology companies who we regard as strategic partners in our efforts to improve the shopping trip for our customers".

Shuky Sheffer, chief executive officer of Retalix, said, “Retalix is proud to be Tesco’s partner of choice for the deployment of their future strategic store platform. This innovative suite will provide Tesco with the industry–leading solutions that are required to operate in today’s competitive and fast-changing markets. I am positive that Retalix 10 will enable Tesco to deliver a superior and seamless shopper experience, as well as significant benefits of business agility and operational efficiencies, supporting Tesco’s goals. We greatly value our partnership with Tesco, and will continue to be committed to Tesco’s success.”

The Retalix 10 Store and Sales Channels suite is the next-generation store platform from Retalix. Designed around a single software engine, Retalix 10 unifies and streamlines deployment and management of in-store systems, mobile commerce and online storefront channels. The platform ensures a consistent and personalized shopping experience across all touch points and sales channels, which include POS, self-checkout, self-scanning, customer scale, customer kiosk, fuel sales, mobile commerce and e-commerce, as well as a range of store and chain management applications.

The solution’s unique architecture enables high volume, high complexity retailers to break away from systems requiring integration of disparate ‘silos’ into a unified  platform for upmost flexibility, accelerated time-to-market and enhanced central management capabilities. This enables a variety of deployment options such as ‘thin store’, ‘thin POS’, or any combination, as well as Cloud readiness, which opens up a new world of lean operations and reduced TCO.

Tesco and Retalix at NRF’s Big Show:

Mike McNamara will be presenting a “BIG !deas” session focusing on the future of Tesco’s retail IT strategies. Titled “Tesco is future ready with the next-generation store solution from Retalix”, the presentation will be held on January 17th, 2012, at 9:30 a.m. at NRF’s Big Show in the Jacob Javits Convention Center in New York.

For more information on the Retalix 10 Store Suite, visit: http://www.retalix10.com

About Tesco Plc.

Tesco is the UK's largest retailer and one of the world's leading international retailers, with sales of $97B in FY2010/2011. Tesco has around 5,000 stores worldwide, in Europe, Asia and the USA, and employs nearly 500,000 people in the 14 countries in which it operates, running multiple retail formats, including hypermarkets, supermarkets, metro (city center), and express (convenience) stores.

To learn more, go to www.tescoplc.com

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores. The company’s products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws.  For example, the statements regarding the future rollout of deployment of Retalix solutions and the performance goals that Retalix customers are trying to achieve by deploying such solutions all include forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements.  Such factors include risks relating to Retalix’s anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix’s new platforms, the perception by leading retailers of Retalix’s reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control.  This list is intended to identify only certain of the principal factors that could cause actual results to differ.  Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2010, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

For media information: Brad Prizer Retalix Ltd. +1-877-573-7193 brad.prizer@retalix.com	For corporate affairs: Doron Gerassi Retalix Ltd. +972-9-7766677 x6275 Investors@retalix.com